Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640
NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 11 DATED JANUARY 15, 2014
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 10 dated December 17, 2013. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering; and

•	a summary of our investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of January 14, 2014, we received and accepted subscriptions in our offering for 3.4 million shares, or $33.6 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of January 14, 2014, 162.4 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Summary of Our Investment
As of the date of this supplement, we own one senior loan. We, through a subsidiary of our operating partnership, purchased a $25.5 million senior loan, or the senior loan, secured by a multifamily property located in Savannah, Georgia. The senior loan was originated on August 22, 2013 by an affiliate of our sponsor. We acquired the senior loan at our sponsor’s cost basis through multiple purchases, which were approved by our board of directors, including all of our independent directors, in accordance with our conflicts of interest policy.
The senior loan is secured by a 264-unit, class-A multifamily property, or the property, located in Savannah, Georgia. The property was constructed in 2009 and is located approximately 10 miles from downtown Savannah, in close proximity to major transportation routes and regional employers. The property consists of 11 buildings containing 280,000 net rentable square feet. The borrower and its affiliates have extensive commercial real estate experience and currently own and manage over 11,000 multifamily units throughout the southeastern United States.
The senior loan bears interest at a floating rate of 6.30% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 6.55% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan on a credit facility in the future.
The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to (i) 0.25% of the amount being extended for the first extension option and (ii) 0.50% of the amount being extended for the second extension option. The senior loan may be prepaid at any time during the first 18 months, provided the borrower pays an amount equal to the greater of (i) the remaining interest due on the amount prepaid through month 18 and (ii) 1.0% of the amount prepaid. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The related loan agreement requires the borrower to comply with various financial and other covenants. In addition, the related loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The property’s loan-to-value ratio, or the LTV ratio, was 84% at the time of origination. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at origination.

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